C&K Group Limited

Flat 3309-11, 33/F, Tower 5, The Gateway, No. 15 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

VIA EDGAR

May 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	C&K Group Ltd

Draft Registration Statement on Form F-1

Submitted on April 29, 2025

CIK 0002054947

Dear Ms. Sidwell:

C&K Group Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of its Draft Registration Statement on Form F-1 on April 29, 2025 as set forth in the Staff’s letter dated May 23, 2025 (the “Comment Letter”). Concurrently with the filing of this letter, the Company is filing a Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect the Company’s responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-1 submitted on April 29, 2025

General

1.	We note that your dual class share structure creates disparate voting rights for Class A ordinary shareholders. Please revise your prospectus summary to highlight your dual-class capital structure, addressing the disparate voting rights of the Class A and Class B ordinary shares. In an appropriate section, clarify whether there are any circumstances or events in which the conversion of the Class B ordinary shares is mandatory or optional; if so, describe them and any resulting impact on remaining shareholders. Please include a risk factor acknowledging that your dual class share structure will limit the ability of your shareholders to influence corporate matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of significant corporate transactions. Further, your risk factor should acknowledge that your dual class structure may have antitakeover effects that limit the possibility of a change of control transaction, even when most shareholders may consider that transaction to be in their best interest. Please also address how future issuances of high-vote shares may be dilutive to low-vote shareholders.

Response: We respectfully advise the Staff that we have added disclosures in the prospectus summary on page 12 of the Registration Statement to disclose the disparate voting rights of our Class A and Class B ordinary shares and to clarify that our Class B ordinary shares are convertible into Class A ordinary shares at the option of holders of Class B ordinary shares and that there are no circumstances or events under which the conversion of our Class B ordinary shares is mandatory. Further, we have added a risk factor titled “Our dual class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.” on page 42 of the Registration Statement to acknowledge that our dual-class share structure may limit the ability of our shareholders to influence corporate matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of significant corporate transactions and that our dual class structure may have antitakeover effects that limit the possibility of a change of control transaction, even when most shareholders may consider that transaction to be in their best interest. Further, we have revised disclosures on page 95 of the Registration Statement to address how future issuances of Class B ordinary shares may be dilutive to holders of Class A ordinary shares.

Cover Page

2.	Please state on your Cover Page whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

Response: We respectfully advise the Staff that we have included disclosures on the cover page of the Registration Statement to clarify that following our reorganization to date, no transfers, dividends, or distributions have been made between the holding company, its subsidiary or to investors. Further, we have included disclosures on the cover page of the Registration Statement to clarify that on December 31, 2024, prior to our reorganization, our subsidiary declared a total dividend of HKD3,144,443 to its then shareholders, which was paid in full as of February 14, 2025.

Risk Factors, page 19

3.	We note your cross reference on page 16 of the Summary referencing the Risk Factor titled "As a “controlled company” under the rules of the Nasdaq Capital Market, C&K Group may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on C&K Group’s public shareholders.” However, this Risk Factor does not appear in the registration statement. Please provide a risk factor to address the potential risks associated with being a controlled company under Nasdaq rules.

Response: We respectfully advise the Staff that we have included the risk factor titled “As a “controlled company” under the rules of the Nasdaq Capital Market, C&K Group may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on C&K Group’s public shareholders.” on page 44 of the Registration Statement to address the potential risks associated with being a controlled company under Nasdaq rules.

Industry

Intellectual Property, page 80

4.	We note your disclosure that you hold trademarks. Please revise to identify and disclose the duration of your trademarks. Refer to Item 101(h)(4)(vii) of Regulation SK.

Response: We respectfully advise the Staff that we have included relevant disclosures on pages 8 and 80 of the Registration Statement to identify and disclose the duration of the sole trademark we hold which is registered in Hong Kong.

Principal Shareholders, page 93

5.	Please include the ownership share of Prosper Spring Group Limited in the table. Additionally, we note your disclosure that you have 11 shareholders of record, however only Ka Ki Cheng is reflected in the beneficial ownership table, holding 43.8% of the Class A Ordinary Shares. Please include any shareholders of record that hold 5% or more of the beneficial ownership of the Class A Ordinary Shares, or advise.

Response: We respectfully advise the Staff that we have included the ownership share of Prosper Spring Group Limited in the table on page 93 of the Registration Statement. Further we respectfully advise the staff that other than the 5,564,000 Class A Ordinary Shares owned by Ms. Cheng Ka Ki through Prosper Spring Group Limited, no other shareholder of record holds 5% or more of the beneficial ownership of our Class A Ordinary Shares.

Exhibits

6.	Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to a share exchange agreement, a sale and purchase agreement and a lease.

Response: We respectfully acknowledge the Staff’s comment and advise that we have filed the sale and purchase agreement, share exchange agreement, and lease as exhibits to the Registration statement in addition to certain other material contracts required by Item 601(b)(10).

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Sincerely,

/s/ Cheng, Ka Ki
Cheng, Ka Ki Chief Executive Officer, Chairman and Director

cc:	Jinhua (Anna) Wang, Esq. Robinson & Cole LLP

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